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April 1, 2022	direct dial 404 815 6307 direct fax 404 541 3117 MCochran@kilpatricktownsend.com

Christina Chalk, Esq.

Senior Special Counsel
Division of Corporation Finance

Office of Merger & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOLT INFORMATION SCIENCES, INC.

Schedule TO-T filed March 25, 2022

Filed by Vega Consulting, Inc. et al.

SEC File No. 5-02933

Dear Ms. Chalk:

On behalf of Vega MergerCo, Inc. (the “Offeror”), Vega Consulting, Inc. (“Parent”) and Rajiv Sardana (Rajiv Sardana, together with the Offeror and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated March 29, 2022 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-T, filed with the Commission on March 25, 2022 (the “Schedule TO”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics below, followed by the responses of the Filing Persons. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on March 25, 2022 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Page numbers and other similar references used in the Staff’s comments and the Filing Persons’ responses below refer to the Offer to Purchase, unless otherwise noted.

Response to Staff Comments

Schedule TO-T filed March 25, 2022

General

1.	Please explain why you have not included American CyberSystems, Inc. ("ACS") as a bidder on the Schedule TO-T. In this regard, it appears that representatives of ACS initiated contact with Volt Information Sciences and negotiated the merger agreement and accompanying tender offer, which, according to the Schedule 14D-9 filed by Volt, was contemplated as an acquisition of Volt by ACS. In addition, ACS and Parent are controlled by the same individual, Rajiv Sardana, who is a named bidder. Both Parent and Offeror are newly-formed entities formed in March 2022 to effectuate this transaction. Finally, ACS has entered into a commitment letter for the funds to be used to purchase tendered shares and is also acting as a guarantor of Parent's and Offeror's obligations under the Merger Agreement. In your response letter, analyze why ACS should not be included as a bidder, or revise the Schedule TO-T to add it as a filing person. If you add ACS, please revise the Offer to Purchase as necessary to provide all of the disclosure as to ACS individually that is not already included in that disclosure document.

Anchorage Atlanta Augusta BEIJING Charlotte DALLAS Denver houston los angeles New York Raleigh San Diego

San Francisco Seattle SHANGHAI Silicon Valley Stockholm Tokyo Walnut Creek Washington Winston-Salem

Ms. Clark

U.S. Securities and Exchange Commission

April 1, 2022

Response:

Based upon the facts and circumstances of the proposed merger transaction, on behalf of the Filing Persons we respectfully advise the Commission that we believe that American CyberSystems, Inc. (“ACS”) is not a bidder for purposes of Regulation 14D, pursuant to Rule 14d-1(g)(2) or according to the Commission’s applicable interpretive guidance.

The Commission’s “November 13, 2000 Current Issues and Rulemaking Projects Outline” sets forth a number of relevant factors to consider when analyzing whether a person other than the named bidder should be treated as a bidder for purposes of Regulation 14D, including: (i) whether the person played a significant role in initiating, structuring, and negotiating the tender offer; (ii) whether the person was acting together with the named bidder; (iii) the extent to which the person did or does control the terms of the offer; (iv) whether the person is providing financing for the tender offer or playing a primary role in obtaining financing; (v) whether the person controls the named bidder, directly or indirectly; (vi) whether the person formed the nominal bidder or caused it to be formed; and (vii) whether the person would beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company. Based on these factors, the Filing Persons determined that ACS is not a bidder for purposes of Regulation 14D, as described below.

ACS did not play a significant role in the tender offer process. While executives at ACS were involved in discussions concerning the Merger, Rajiv Sardana, in his sole discretion and acting in his personal capacity, controlled the structuring and negotiation of the Transactions, and he always considered pursuing the acquisition through an entity independent from ACS, as evidenced by the written indications of interest that were submitted to Volt Information Sciences, Inc. (“Volt”). Confidentiality agreements and indications of interest were entered into by ACS to allow discussions with Volt to proceed while retaining the flexibility for another entity to make the acquisition (Parent and Offeror were subsequently formed). Prior to the execution of the Merger Agreement, Rajiv Sardana, in his sole discretion and acting in his personal capacity, made the decision to acquire Volt through his newly-formed entities, separate and distinct from ACS.

ACS did not control the terms of the Offer. The Filing Persons had, and continue to have, sole control over all decisions and determinations with respect to the Offer and all subsequent actions necessary to complete the Offer. ACS does not have any rights typically associated with a bidder, including consent rights regarding changes to the terms of the Offer or the termination of the Offer. Although ACS entered into the Debt Commitment Letter and the ACS Guaranty in favor of Volt, neither the Debt Commitment Letter nor the ACS Guaranty gives ACS any control over any terms of the Offer. The ACS Guaranty merely contains ACS’s unilateral economic obligations in relation to the Offer. Furthermore, ACS will have no management rights with respect to Parent or the Offeror and no rights to influence the management of Volt following the Transactions.

Ms. Clark

U.S. Securities and Exchange Commission

April 1, 2022

As described in the Offer to Purchase, ACS has agreed to provide Parent and the Offeror with financing to complete the Offer. However, as discussed above, ACS does not have any rights typically associated with a bidder as a result of its agreement to provide this financing.

ACS does not control the named bidders. ACS’s relationship with Parent and the Offeror is solely a product of ACS, Parent and Offeror being commonly owned by Rajiv Sardana, the ultimate control person of all three of these entities. ACS has no management rights with respect to Parent or the Offeror and will have no rights to influence the management of Volt following the Transactions.

ACS did not form, or cause to be formed, Parent or Offeror. Rajiv Sardana, in his sole discretion and acting in his personal capacity, caused Parent and Offeror to be formed.

ACS does not own any equity securities of either the Offeror or Parent, and ACS is not a party to the Merger Agreement among the Offeror, Parent and Volt. As described above, ACS, Parent and the Offeror are affiliates of one another solely because they are commonly owned. The controlling shareholder and ultimate control person of ACS, Parent and the Offeror is Rajiv Sardana. ACS will not beneficially own the securities of Volt contemplated to be acquired and will obtain no economic benefit from the acquisition of Volt by Parent and Rajiv Sardana, other than to gain a sister entity that could assist in its future development as one of Rajiv Sardana’s businesses.

In addition to the above factors, including ACS as a co-bidder would not provide any material information to holders of Shares that is not already publicly disclosed, or required to be disclosed, by Parent or the Offeror in their filings with the Commission, as ACS’s role in connection with the Financing Commitment and its provision of a guaranty to Volt are already described in the Offer to Purchase and those documents are attached as exhibits to the Schedule TO.

While we understand that the determination as to what constitutes a bidder is based on the facts and circumstances of each situation, as further context for the approach we took, we note that we reviewed publicly-available tender offer precedents and found that others have reached conclusions similar to ours and determined not to treat guarantors as bidders in what appear to be analogous circumstances.1

1 See e.g., GlobalSCAPE, Inc. Schedule TO filed with the Commission on July 31, 2020, where the Guarantors (as defined therein) and equity commitment providers are not  filer/bidders under such Schedule TO despite being in the line of beneficial ownership of the actual bidders; IEC Electronic Corp. Schedule TO filed with the Commission on August 26, 2021, where the Guarantor (as defined therein) is not a filer/bidder under such Schedule TO; The New Home Company Inc. Schedule TO filed with the Commission on August 10, 2021, where none of the guarantors or financing commitment providers that were not owners of the bidders filed as bidders, and the only financing commitment provider that did file as a bidder was an owner of the actual bidder.

Ms. Clark

U.S. Securities and Exchange Commission

April 1, 2022

2.	In your response letter, explain why Rule 13e-3 does not apply to this transaction. In this regard, we note that William Grubbs is the non-executive Chairman of the Board of Volt and is also a director of a subsidiary of ACS. In addition, the disclosure in the Schedule 14D-9 filed by Volt indicates that he will have a future role in overseeing Volt after the consummation of the tender offer and merger. Please include Mr. Grubbs' ownership interest in Volt and any contemplated equity interest in the surviving entity in your analysis.

Response:

The Filing Persons respectfully advise the Staff that the Filing Persons and Volt, together with the assistance of their respective counsel, considered the applicability of Rule 13e-3 (“Rule 13e-3”) under the Exchange Act of 1934 (as amended, the “Exchange Act”) to the Transactions. After careful consideration of the applicability of Rule 13e-3, including without limitation with consideration being given to the Staff’s guidance in “Compliance & Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3”, the Filing Persons and Volt concluded that the Merger is not a “going private transaction” subject to Rule 13e-3 and Schedule 13E-3 under the Exchange Act because the relevant facts and circumstances yield the conclusion that Mr. Grubbs (i) is not an affiliate of the Filing Persons and (ii) should not be deemed to be “engaged in” the transaction.

Rule 13e-3 defines a “Rule 13e-3 transaction” as, among other things, a purchase of any equity security, or tender offer for any equity security, made by an affiliate of an issuer of securities that has an effect described in Rule 13e-3(a)(3)(ii). For the Merger to be considered a Rule 13e-3 transaction, an affiliate of Volt must be engaged in the Merger.

Rule 13e-3 defines an “affiliate” of an issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

Prior to entry into the Merger Agreement, the Filing Persons had no relationship (of control or otherwise) with Volt and did not beneficially own any shares of stock or other securities of Volt. Thus, the key question in this context is whether Mr. Grubbs—who we note owns less than 1% of Volt’s outstanding shares—is an affiliate of the Filing Persons and is thereby “on both sides of the transaction,” making one or more Filing Persons an affiliate of Volt. The following facts are significant to our conclusion that Mr. Grubbs is not an affiliate of the Filing Persons and thus that Rule 13e-3 does not apply to the Merger:

Ms. Clark

U.S. Securities and Exchange Commission

April 1, 2022

Mr. Grubbs does not control any of the Filing Persons or ACS

Mr. Grubbs is not an affiliate of the Filing Persons or ACS. Mr. Grubbs does not own any equity in Parent, the Offeror or ACS, and will not receive any such equity in connection with the Transactions.

Moreover, Mr. Grubbs is an employee, with the title Executive Director, at one of ACS’s subsidiaries and is not a member of ACS’s senior management nor a member of the board of ACS or even of the ACS subsidiary where he is employed. None of Parent, the Offeror or ACS has entered into any agreements or arrangements with Mr. Grubbs (or any other member of management of Volt) regarding serving on the board of directors of Parent, the Offeror, the surviving corporation, ACS or any of ACS’ subsidiaries. Mr. Grubbs will continue to serve as an officer of a subsidiary of ACS, in which position he has served since ACS acquired such subsidiary in 2021 and his terms of employment and compensation will be unchanged as a result of or in connection with the acquisition of Volt. As compared to the other members of Volt’s board of directors, Mr. Grubbs will not receive additional or different consideration of any kind in connection with the Transactions.

The statement in the Schedule 14D-9 that Mr. Grubbs could have a role in overseeing Volt after the consummation of the tender offer and the Merger merely reflects a possibility that is a natural consequence of the fact that Mr. Grubbs is familiar with Volt’s business. However, there is no arrangement or understanding in place between any of the Filing Persons or ACS, on the one hand, and Mr. Grubbs, on the other hand. The Filing Persons intend that the Volt business will be operated separately from the business of the ACS subsidiary where Mr. Grubbs is employed, and contemplate that Mr. Grubbs will not have any responsibilities for the management of the Volt business, although he may be consulted from time to time given his prior history as a director of Volt.

Mr. Grubbs was not engaged in the Transactions

Although, as stated in the section of the Offer to Purchase titled “Section 10—Background of the Offer; Contacts with Volt”, at the request of Rajiv Sardana, Mr. Grubbs introduced Rajiv Sardana to Volt’s chief executive officer in December 2021. Following such introduction, Mr. Grubbs did not participate in any substantive discussions between the Filing Persons and ACS, on the one hand, and Volt, on the other hand. Specifically, from the initial meeting of the board of directors of Volt at which the first indication of interest with respect to the Transactions was discussed, Mr. Grubbs recused himself from all subsequent Volt board meetings in which the Transaction was discussed and did not participate in any negotiations of the terms of the Transactions on behalf of Volt or the Filing Persons.

Ms. Clark

U.S. Securities and Exchange Commission

April 1, 2022

For these reasons, we do not believe that Mr. Grubbs is an affiliate of Parent or that Rule 13e-3 should apply to this transaction.

Certain Information Concerning the Parent, the Offeror and Rajiv Sardana, page 26

3.	Clarify the relationship between Parent and ACS. The current disclosure states only that both are affiliates of ACS but does not specify the nature of their relationship.

Response:

Each of Parent and ACS share common ownership and are controlled by Rajiv Sardana. ACS has no direct or indirect ownership interest in either Parent or the Offeror. Nor does it have any agreement or economic arrangement with or relating to Parent or the Offeror other than the ACS Guaranty and the Debt Commitment Letter.

Please let us know if you would like to discuss any of these matters with us or if you have any further questions or concerns. Please do not hesitate to contact me at (404) 815 6307.

Ms. Clark

 U.S. Securities and Exchange Commission

April 1, 2022

Very truly yours,

/s/ Michael J. Cochran

Michael J. Cochran
Partner
Kilpatrick Townsend & Stockton LLP

cc:   Mr. Rajiv Sardana

Mr. Sanjeev Sardana